UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)*

Cumulus Media Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

231082108
(CUSIP Number)

Ross A. Oliver, Esq.
Crestview Partners II GP, L.P.
667 Madison Avenue
New York, NY 10065
(212) 906-0700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Kenneth M. Schneider, Esq.
Neil Goldman, Esq.
Paul, Weiss, Wharton, Rifkind & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

April 27, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Partners II GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
68,537,012*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,537,012*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,537,012*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.50%*

14	TYPE OF REPORTING PERSON (see instructions)
PN

* Includes 15,552 restricted shares of Class A Common Stock granted by the Issuer to Jeffrey Marcus on May 22, 2014 and 15,552 restricted shares of Class A Common Stock granted by the Issuer to Brian Cassidy on May 22, 2014 in respect of their respective service on the Board.  Each of Mr. Marcus and Mr. Cassidy is a Partner of Crestview Advisors, L.L.C. These securities will fully vest on May 22, 2015.  In connection with the vesting of these securities, Messrs. Marcus and Cassidy will assign all rights, title and interest in these securities to Crestview Advisors, L.L.C.

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Radio Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
68,450,864

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
68,450,864

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,450,864

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.46%

14	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
68,450,864

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,450,864

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,450,864

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.46%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Partners II (TE), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
68,450,864

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,450,864

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,450,864

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.46%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Partners II (FF), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
68,450,864

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,450,864

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,450,864

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.46%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Offshore Holdings II (Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
68,450,864

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,450,864

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,450,864

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.46%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Offshore Holdings II (FF Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
68,450,864

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,450,864

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,450,864

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.46%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Offshore Holdings II (892 Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
68,450,864

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,450,864

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,450,864

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.46%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
86,148*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
86,148*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
86,148*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04%*

14	TYPE OF REPORTING PERSON (see instructions)
CO

* Includes 15,552 restricted shares of Class A Common Stock granted by the Issuer to Jeffrey Marcus on May 22, 2014 and 15,552 restricted shares of Class A Common Stock granted by the Issuer to Brian Cassidy on May 22, 2014 in respect of their respective service on the Board.  Each of Mr. Marcus and Mr. Cassidy is a Partner of Crestview Advisors, L.L.C. These securities will fully vest on May 22, 2015.  In connection with the vesting of these securities, Messrs. Marcus and Cassidy will assign all rights, title and interest in these securities to Crestview Advisors, L.L.C.

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Exchange Act, the undersigned hereby amends the Schedule 13D originally filed on September 26, 2011, as amended by Amendment 1 thereto filed on November 22, 2011 and Amendment 2 thereto filed on December 14, 2012 (the “Schedule 13D”), relating to the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Cumulus Media Inc. (the “Issuer”).

Item 2.    Identity and Background.

Item 2 of the Schedule 13D is hereby amended by deleting the first paragraph and replacing it with the following:

“The names of the persons filing this statement are Crestview Partners II GP, L.P. (“Crestview GP”), Crestview Radio Investors, LLC (“Crestview Radio Investors”), Crestview Partners II, L.P. (“DE Fund”), Crestview Partners II (TE), L.P. (“TE Fund”), Crestview Partners II (FF), L.P. (“FF Fund”), Crestview Offshore Holdings II (Cayman), L.P. (“Cayman Fund”), Crestview Offshore Holdings II (FF Cayman), L.P. (“FF Cayman Fund”), Crestview Offshore Holdings II (892 Cayman), L.P. (“892 Cayman Fund,” and together with DE Fund, TE Fund, FF Fund, Cayman Fund and FF Cayman Fund, the “Crestview Funds”) and Crestview Advisors, L.L.C. (“Crestview Advisors” and, together with Crestview Radio Investors, the Crestview Funds and Crestview GP, the “Reporting Persons” and each, a “Reporting Person”).  Crestview GP serves as the general partner of the Crestview Funds.  The general partner of Crestview GP is Crestview, L.L.C.  Each of the Crestview Funds is a private investment fund and a member of Crestview Radio Investors, which is a special purpose investment vehicle.  DE Fund, TE Fund, FF Fund, Cayman Fund, FF Cayman Fund and 892 Cayman Fund are 74.5%, 2.4%, 4.1%, 11.4%, 1.3% and 6.3% members, respectively, in Crestview Radio Investors, which is the record owner of 60,635,311 shares of Class A Common Stock and a warrant to purchase 7,815,553 shares of Class A Common Stock.  Crestview Advisors provides investment advisory and management services to the Crestview Funds.  The address of the principal office of each of the Reporting Persons and Crestview, L.L.C. is 667 Madison Avenue, New York, New York 10065.”

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following at the end of such section:

“On May 22, 2014, the Issuer granted 15,552 restricted shares of Class A Common Stock to Jeffrey Marcus and 15,552 restricted shares of Class A Common Stock to Brian Cassidy in respect of their service on the Board.  Each of Mr. Marcus and Mr. Cassidy is a Partner of Crestview Advisors, L.L.C. These securities will fully vest on May 22, 2015.  In connection with the vesting of these securities, Messrs. Marcus and Cassidy will assign all rights, title and interest in these securities to Crestview Advisors, L.L.C.”

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following at the end of such section:

“The First Amendment to Stockholders’ Agreement, dated as of April 27, 2015, among the Issuer and Crestview Radio Investors (the “Amendment to the Stockholders’ Agreement”) provides that, effective April 27, 2015, Jeffrey Marcus has been appointed by the board of directors of the Issuer (the “Board”) to serve as Chairman of the Board.  Further, for so long as Crestview Radio Investors is the largest stockholder of the Issuer, Crestview Radio Investors will have the right to have one of its designees who is nominated and elected to the Board appointed by the directors to serve as the Chairman of the Board.  The Amendment to the Stockholders’ Agreement also increases the cap on the number of shares of the Issuer’s common stock that Crestview Radio Investors may beneficially own from 64,804,148 to 75,000,000 (in addition to the shares underlying the Class A Warrants) and eliminates the requirement that any shares of the Issuer’s common stock that Crestview Radio Investors beneficially owns in excess of 51,843,318 shares shall be voted by Crestview Radio Investors and its affiliates, as applicable, in accordance with the recommendation of, or at the direction of, the Board.”

Item 5.    Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)           Amount beneficially owned:

As of April 27, 2015, the Reporting Persons beneficially owned in the aggregate 68,537,012 shares of the Class A Common Stock.  Such shares constitute 28.50% of the outstanding shares of the Class A Common Stock, based on (i) 232,660,960 shares of Class A Common Stock outstanding as of March 27, 2015 as reported in the Issuer’s Proxy Statement filed with the Securities and

Exchange Commission (“SEC”) on April 21, 2015, plus (ii) 7,815,553 shares of the Class A Common Stock, which may be acquired upon exercise of the Class A Warrant.

Crestview GP is the general partner of each of the Crestview Funds.  Each of the Crestview Funds is a member of Crestview Radio Investors.  DE Fund, TE Fund, FF Fund, Cayman Fund, FF Cayman Fund and 892 Cayman Fund are 74.5%, 2.4%, 4.1%, 11.4%, 1.3% and 6.3% members, respectively, in Crestview Radio Investors, which is the record owner of 60,635,311 shares of the Class A Common Stock and the Class A Warrant to purchase 7,815,553 shares of the Class A Common Stock.

Crestview Advisors owns 55,044 shares of Class A Common Stock.

Jeffrey Marcus holds 15,552 restricted shares of Class A Common Stock granted by the Issuer to Mr. Marcus in respect of his service on the Board.  Mr. Marcus is a Partner of Crestview Advisors. These securities will fully vest on May 22, 2015.  In connection with the vesting of these securities, Mr. Marcus will assign all rights, title and interest in these securities to Crestview Advisors.

Brian Cassidy holds 15,552 restricted shares of Class A Common Stock granted by the Issuer to Mr. Cassidy in respect of his service on the Board.  Mr. Cassidy is a Partner of Crestview Advisors. These securities will fully vest on May 22, 2015.  In connection with the vesting of these securities, Mr. Cassidy will assign all rights, title and interest in these securities to Crestview Advisors.

Crestview GP may be deemed to beneficially own the 55,044 shares of Class A Common Stock owned by Crestview Advisors and the 31,104 restricted shares of Class A Common Stock held by Messrs. Marcus and Cassidy that, upon vesting on May 22, 2015, will be assigned to Crestview Advisors.

Each Reporting Person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.”

 Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Section “B” of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“B.             Stockholders’ Agreement

The Stockholders’ Agreement, as amended by the Amendment to the Stockholders’ Agreement, sets forth certain rights and obligations of Crestview Radio Investors as a stockholder which, together with its controlled affiliates, beneficially owns 15% or more of the Issuer’s outstanding common stock (a “Significant Stockholder”).

Board Representation

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

Standstill Restrictions and Transfer Restrictions

Pursuant to the Amendment to the Stockholders’ Agreement, so long as Crestview Radio Investors remains a Significant Stockholder, it may not, until September 16, 2019, directly or indirectly, acquire, agree to acquire or make a proposal to acquire beneficial ownership of any additional securities of the Issuer not owned by Crestview Radio Investors as of September 16, 2011, subject to certain exceptions.  The Amendment to the Stockholders’ Agreement extended the term of such provision from September 16, 2018 to September 16, 2019.

The Stockholders’ Agreement also provides that, until September 16, 2018, Crestview Radio Investors, so long as it remains a Significant Stockholder of the Issuer, will not, or will not permit any of its affiliates to, engage in any transaction or series of transactions that would constitute a going-private transaction of the Issuer, subject to certain exceptions.

The Stockholders’ Agreement also provides that, subject to certain exceptions, Crestview Radio Investors, so long as it remains a Significant Stockholder of the Issuer, will not transfer its common stock or warrants of the Issuer to a person or group that is, to the knowledge of Crestview Radio Investors, a specified competitor of the Issuer or that, following such transfer, would beneficially own greater than 25% of the Issuer’s common stock.  Prior to the execution of the Amendment to the Stockholders’ Agreement, the 25% threshold for such transfers was set at 10%.  Furthermore, prior to the consummation of any transfer permitted under the Stockholders’ Agreement, so long as any transfer results in the proposed transferee beneficially owning at least 10% of the Issuer’s common stock, such proposed transferee must agree to be bound by the terms of the Stockholders’ Agreement to the same extent as Crestview Radio Investors. In addition, pursuant to the Amendment to the Stockholders’ Agreement, Crestview Radio

Investors’ right to designate two nominees for election to the Board under Section 2.1(b) of the Stockholders’ Agreement is assignable by Crestview Radio Investors to the proposed transferee.

In addition, pursuant to and during the term of the Stockholders’ Agreement, Crestview Radio Investors is restricted from acquiring shares of the Issuer’s common stock if such acquisition would cause Crestview Radio Investors to beneficially own more than 75,000,000 shares of the Issuer’s common stock (in addition to the shares underlying the Class A Warrants).  The Amendment to the Stockholders’ Agreement increased the cap on the number of shares of the Issuer’s common stock that Crestview Radio Investors may beneficially own from 64,804,148 to 75,000,000 (in addition to the shares underlying the Class A Warrants) and eliminated the requirement that any shares of the Issuer’s common stock that Crestview Radio Investors beneficially owns in excess of 51,843,318 shares shall be voted by Crestview Radio Investors and its affiliates, as applicable, in accordance with the recommendation of, or at the direction of, the Board.

Not a Group

In accordance with the terms of the Stockholders’ Agreement, Crestview Radio Investors disclaims any beneficial ownership by virtue of the Stockholders’ Agreement of the Issuer’s securities owned by the other stockholders that are parties to the Stockholders’ Agreement.

In addition, pursuant to the Stockholders’ Agreement, Crestview Radio Investors, the Issuer and the other stockholders of the Issuer who are parties to the Stockholders’ Agreement have acknowledged that the arrangements contemplated by the Stockholders’ Agreement are not intended to constitute the formation of a Group (as such term is defined in Section 13(d)(3) of the Act).”

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated April 29, 2015, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2
Stockholders’ Agreement, dated as of September 16, 2011, by and among Crestview Radio Investors, LLC, Cumulus Media Inc., BA Capital Company, L.P., Banc of America Capital Investors SBIC, L.P., Blackstone FC Communications Partners L.P., Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey, Lewis W. Dickey, Sr., DBBC, L.L.C., MIHI LLC and UBS Securities LLC (filed as Exhibit 10.6 to the Issuer’s Form 8-K (File No. 000-24525) filed with the SEC on September 22, 2011 and incorporated herein by reference).

Exhibit 3
First Amendment to Stockholders’ Agreement, dated as of April 27, 2015, among Cumulus Media Inc. and Crestview Radio Investors, LLC (filed as Exhibit 10.1 to the Issuer’s Form 8-K (File No. 000-24525) filed with the SEC on April 29, 2015 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     April 29, 2015

CRESTVIEW RADIO INVESTORS, LLC

By:           /s/ Evelyn C. Pellicone
Name:     Evelyn C. Pellicone
Title:       Chief Financial Officer

CRESTVIEW PARTNERS II, L.P.
CRESTVIEW PARTNERS II (FF), L.P.
CRESTVIEW PARTNERS II (TE), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (CAYMAN), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (FF CAYMAN), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (892 CAYMAN), L.P.

By:          Crestview Partners II GP, L.P.,
the general partner of each limited partnership above

By:          Crestview, L.L.C., its general partner

By:           /s/ Evelyn C. Pellicone
Name:     Evelyn C. Pellicone
Title:       Chief Financial Officer

CRESTVIEW PARTNERS II GP, L.P.

By:          Crestview, L.L.C., its general partner

By:           /s/ Evelyn C. Pellicone
Name:     Evelyn C. Pellicone
Title:       Chief Financial Officer

CRESTVIEW ADVISORS, L.L.C.

By:           /s/ Evelyn C. Pellicone
Name:     Evelyn C. Pellicone
Title:       Chief Financial Officer

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).